Exhibit 99.1

Boqii Appoints Chief Strategy Officer

SHANGHAI, January 22, 2021 /PRNewswire/ -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced the appointment of Mr. Kai Fang as the Company’s Chief Strategy Officer, effective immediately.

Mr. Fang has over 15 years of capital market experience in top financial institutions. Prior to joining Boqii, he served as a Managing Director and the Head of Financial Sponsors Group in CITIC CLSA. Before that, Mr. Fang also held senior roles in equity capital markets division at BofA Merrill Lynch and China Renaissance. Mr. Fang received his bachelor’s degree from Peking University and an MBA degree from the University of Chicago.

Mr. Hao Liang, Boqii's Founder, Chairman and Chief Executive Officer, stated: "We welcome Mr. Fang to join us as CSO. We believe that his extensive background in capital markets and strategic planning will be of great value to Boqii. We look forward to working closely with him and continuing to create more values for our users and shareholders together."

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is China's leading pet-focused platform. We are the leading destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private labels, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community also provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com